

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2014

Via E-Mail
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, NJ 07728

> **Re: U.S. Precious Metals, Inc.**
> **File No. 0-50703**

Dear Mr. Cutler,

We note that your financial statements for the years ended May 31, 2013 and May 31, 2012 were audited by Jeffrey & Company. Effective May 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Jeffrey & Company. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Jeffrey.pdf

As Jeffrey & Company is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission on or after May 6, 2014. If Jeffrey & Company audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Jeffrey & Company. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Jeffrey & Company at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Jeffrey & Company's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please have your new auditor re-audit any financial statements audited by Jeffrey & Company that will be included in future reports or filings. If you have any questions, please contact Julie Marlowe, Staff Accountant, at 202-551-5395.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining